W. John McGuire

+1.202.373.6799

john.mcguire@morganlewis.com

August 4, 2021

VIA EDGAR

Ms. Valerie Lithotomos, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust
File Nos. 333-212032 and 811-23161

Dear Ms. Lithotomos:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to a second round of follow-up Staff comments we received telephonically on August 3, 2021, related to Post-Effective Amendment No. 63 (“PEA No. 63”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 10, 2021, for the purpose of registering shares of three new funds: Nuveen Dividend Growth ETF (formerly, Nuveen Santa Barbara Dividend Growth ETF), Nuveen Small Cap Select ETF and Nuveen Winslow Large-Cap Growth ESG ETF (each, a “Fund” and, collectively, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: The Staff reaffirms its comment regarding the necessity for an 80% names rule policy in association with the term ”ESG” in the Nuveen Winslow Large-Cap Growth ESG ETF’s name. Please revise the Fund’s 80% policy to address the use of “ESG” in the Fund’s name. Please see the prepared remarks of SEC Chairman Gary Gensler that were delivered before the Asset Management Advisory Committee on July 7, 2021 (the “Chairman’s Remarks”).

Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3000

Ms. Valerie Lithotomos

August 4, 2021

Response: The Registrant fully appreciates the Staff’s comment regarding Rule 35d-1 (the Names Rule) and has evaluated this comment in light of the Chairman’s Remarks. Nonetheless, the Registrant respectfully declines to make the requested change. The Registrant will continue to evaluate this Fund’s Names Rule policy in light of this comment in the near future based on industry trends and as the Fund prepares the annual update to its registration statement.

2.

Comment: The Staff reaffirms its comment regarding its belief that the identity of third-party data providers and their methodologies are material information for investors. Therefore, the Staff requests that the Registrant request permission for use of the names and basic methodologies of the third-party data providers for inclusion in the Prospectus. Please see the Chairman’s Remarks.

Response: The Registrant respectfully acknowledges your comment and has evaluated it in light of the Chairman’s Remarks. In response, the Registrant reached out to its primary ESG data vendor to ask if it would permit the Registrant to use its name and methodologies in the Fund’s prospectus. The ESG data vendor suggested that although it typically does not permit the use of its name in actively managed funds, it would consider doing so in the future after its legal counsel has had an opportunity to conduct appropriate due diligence, including a full review of the Fund’s prospectus. The vendor also suggested that it would need to draft any disclosure related to any discussion of its methodology.

The Registrant, however, believes the current disclosure in the Fund’s principal investment strategy satisfies the requirements of Form N-1A and remains appropriate given that the Fund will use multiple data sources and the Fund’s primary ESG data vendor is subject to change. The addition of any disclosure identifying one or all of these ESG data vendors could result in added fund expenses related to such vendors’ legal review and due diligence, including the possibility that a vendor still opts not to allow the use of its name. In addition, the Registrant is hesitant to relinquish control over the drafting of the Fund’s ESG disclosure given that the sub-adviser actively manages the Fund. Whereas the adviser to an index fund may simply apply the methodology of a third-party ESG data vendor, the Fund’s sub-adviser makes investment decisions after considering third-party ESG data but is not constrained by the third-party ESG vendor’s methodology. As a result, the Registrant respectfully declines to seek permission from its third-party ESG data vendors to add their names and methodologies to the Fund’s prospectus at this time.

*  *  *  *  *

Ms. Valerie Lithotomos

August 4, 2021

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799 or Michael Carlton at (202) 373-6070.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	K. Michael Carlton, Esq.
Diana Gonzalez, Esq.